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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. )(1)

                          SECURITY ASSET CAPITAL CORP.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)



                                   0001019687
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                                 (CUSIP Number)

                                  P.O. Box 226
                            Waccabue, New York 10597
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------

             (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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CUSIP No. 0001019687                  13D                      Page 2 of 4 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Charles S. Brofman    ###-##-####
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         3,000,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           3,000,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,000,000 shares of common stock.
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     7.1%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________


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                                                               Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of the common stock, par value $.001 per share ("Common Stock"), of Security Asset Capital Corp., a Nevada corporation (the "Company"). The Company has its principal executive office at 701 B Street, San Diego, CA, 92101.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Mr. Charles S. Brofman. Mr. Brofman's principal occupation is President and Director of Arisean Capital Ltd., a New York corporation and President and Chief Executive Officer of Cybersettle, Inc. Mr. Brofman's business address is 105 South Bedford Road, Mt. Kisco, New York, 10549.

         During the past five years, Mr. Brofman has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Brofman is a United States citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Brofman shall provide the Company with consulting services that include assisting the Company in developing its technology process specifically for its Debt Registry function and as the sole source of consideration and compensation for these services, the issuance of 3,000,000 shares of the Company's common stock will be issued to Mr. Brofman, as per the Consulting Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

         As described above, Mr. Brofman's acquisition of these shares was part of a Consulting Agreement dated July 18, 2002. As set forth in the Consulting Agreement, Mr. Brofman shall provide the Company with consulting services that include assisting the Company in developing its technology process specifically for its Debt Registry function which has been created by the Company for the purposes of registering consumer debt considered in default by various creditors including banks and other lending institutions; developing a potential insurance product which will insure that proper title has passed from sellers of bulk consumer debt to buyers of bulk consumer debt; assisting in introductions to lending institutions which are in the business either selling or buying consumer debt; assisting in the development of pricing strategies; assistance in the development of marketing strategies for the Company; assistance in the preparation of financial projections; assistance in procuring investors and/or lenders for the company either through private placements or through the public offering of securities which shall always be in conformity with law.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of July 23, 2002, the aggregate number and percentage of the common stock of the Issuer beneficially owned by Mr. Brofman is 3,000,000 shares, or 7.1% Mr. Brofman has the sole power to vote or dispose of all of the shares beneficially owned by him. Mr. Brofman has not effectuated any transactions involving the securities in the last 60 days.


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                                                               Page 4 of 4 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Brofman and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Incorporated by reference is the Form S-8 which has been filed with the Securities and Exchange Commission on July 19, 2002, containing the Consulting Agreement between Charles S. Brofman and the Company, dated July 18, 2002

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 24, 2002


                                                  /s/ Charles S. Brofman
                                                  ------------------------------
                                                  Charles S.  Brofman